UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.     )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☑
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Financial Models Company Inc.

(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

SS&C Technologies, Inc.
(Name of Person(s) Furnishing Form)

Common Shares of Financials Models Company Inc.
Class C Shares of Financial Models Company Inc.
(Title of Class of Subject Securities)

CUSIP Number of Financial Models Company Inc. Common Shares: 317946
(CUSIP Number of Class of Securities (if applicable))

Steve Ashbury
Financial Models Company Inc.
5255 Orbitor Drive
Mississauga, Ontario, L4W 5M6
Phone: (905) 629-8000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

March 9, 2005
(Date Tender Offer/Rights Offering Commenced)

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PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	Take-over Bid Circular dated March 7, 2005

2	Letter of Acceptance and Transmittal

3	Notice of Guaranteed Delivery

Item 2. Informational Legends.

Not applicable.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III. CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Patrick J. Pedonti (Signature)

Patrick J. Pedonti, Senior Vice President and Chief Financial Officer
(Name and Title)

March 9, 2005
(Date)